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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

[  ]Form 10-K                     [  ]Form 20-F                    [  ]Form 11-K
[XX]Form 10-Q
[  ]Form N-SAR
For Period Ended :  06/30/96

[  ]  Transition Report of Form 10-K
[  ]  Transition Report of Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:    ________________________

Read Attached Instruction Sheet Before Preparing Form.   Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
     Not applicable.

Part I - Registrant Information

Full Name of Registrant:              Command Security Corporation
Former Name if Applicable:            Not Applicable
Address of Principal
Executive Office:                     Route 55, Lexington Park
                                      Lagrangeville, NY 12540

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X]  (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The subject Form 10-Q cannot be timely filed without unreasonable effort or expense because the Company's staff has been reduced in order to lower operating costs.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     H. Richard Dickinson, CFO                 (212)-689-6565

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed: If the answer is no, identify report(s).

                                   [X]  Yes        No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X]  Yes        No


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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attached Schedule IV-3



                          Command Security Corporation
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 1996

                                             ___________________________
                                             H. Richard Dickinson,
                                             Principal Financial Officer




INSTRUCTION:   The form may be signed by an executive officer of the registrant or any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 19 U.S.C. 1001).


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                                   ATTACHMENT
                                   Form 12b-25
                                    PART IV-3


(3) It is anticipated that there will be significant changes in the results of operations of the Registrant from the corresponding period for the prior fiscal quarter reflected by the statements of operations to be included in the Registrant's 10-Q. Registrant expects a net loss before Preferred stock dividends of approximately $90,000 compared to a loss of $186,000 for the same period last year. The reduction in loss is primarily due to certain synergy savings as a result of the United Acquisition in February, 1995 and a reduction in professional fees offset in part by a reduction in gross profit due to the termination of some service accounts, primarily in the New York Metropolitan area.